ONE HEALTH BIOSENSING INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (FEBRUARY 6, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
One Health Biosensing Inc.
New York, New York

We have reviewed the accompanying financial statements of One Health Biosensing Inc. (the "Company,"), which comprise the balance sheet as of February 6, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on February 6, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 30, 2024
Los Angeles, California

ONE HEALTH BIOSENSING INC.
BALANCE SHEET
(UNAUDITED)

As of Inception	February 6, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	**-**
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock Class A	-
Common Stock Class B	-
Founders Preferred Stock	-
Retained Earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	$ -

See accompanying notes to financial statements.

For The Period Ended	February 6, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

ONE HEALTH BIOSENSING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock Class A		Common Stock Class B		Founders Preferred Stock		Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		
Inception Date —February 6, 2024	-	$ -	-	$ -	-	$ -	$ -	$ -
Net Income/Loss	-	-	-	-	-	-	-	-
Balance— February 6, 2024	-	$ -	-	$ -	-	$ -	$ -	$ -

See accompanying notes to financial statements.

For The Period Ended	February 6, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	**-**
Change In Cash And Cash Equivalents	**-**
Cash And Cash Equivalents—Beginning Of The Year	-
Cash And Cash Equivalents—End Of The Year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

ONE HEALTH BIOSENSING INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED FEBRUARY 6, 2024 (INCEPTION DATE)

1.   NATURE OF OPERATIONS

One Health Biosensing Inc. was incorporated on February 6, 2024, in the state of Delaware. The financial statements of One Health Biosensing Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

One Health Biosensing is an R&D phase company looking to develop, clear, and commercialize a continuous glucose monitor for the diabetes market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of February 6, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through September 30, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class-A

The Company is authorized to issue 7,606,175 Common Stock Class-A at a par value of $0.00001. As of February 6, 2024, no shares have been issued and were outstanding.

Common Stock Class-B

The Company is authorized to issue 3,368,825 Common Stock Class B at a par value of $0.00001. As of February 6, 2024, no shares have been issued and were outstanding.

Founders Preferred Stock

The Company is authorized to issue 2,000,000 Founders Preferred Stock at a par value of $0.00001. As of February 6, 2024, no shares have been issued and were outstanding.

4. DEBT

The Company has no debt outstanding as of February 6, 2024.

5. RELATED PARTY

There are no related party transactions as of February 6, 2024.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 6, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from February 6, 2024, through September 30, 2024, which is the date the financial statements were available to be issued.

On March 6, 2024, the Company issued 5,000,000 shares of Class A Common Stock and 2,000,000 shares of Founders Preferred Stock to its founder, Jeffrey Dachis, at a price of $0.00001 per share and $0.005 per share, respectively.

On March 19, 2024, the Company acquired certain assets from Informed Data Systems Inc. dba One Drop ("One Drop"), including a patent portfolio that had been valued by two independent third-party valuation firms to be valued between $1.17 million and $3.97 million. The consideration paid to One Drop in this transaction consisted of 2,000,000 shares of the Company's Class A Common Stock, 200,000 of which are subject to an indemnity holdback.

On April 18, 2024, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $50,000, providing for conversion into preferred stock upon the Company's next equity financing, with the conversion price to be based on a $20 million pre-money valuation cap or a 15% discount to the next round price, whichever is lower.

On June 13, 2024, Mr. Dachis surrendered 1,393,825 shares of Class A Common Stock to the Company for no consideration to allow for increases to the Plan (initially reserved to 1,000,000 Class B Common Stock). The Company amended the Certificate of incorporation to reduce the authorized number of shares of Class A Common Stock to 7,606,175 and increase the number of shares of Class B Common Stock to 3,368,825 and increased the number of shares of Class B Common Stock authorized for issuance pursuant to the Plan to 1,991,325 shares. As a result, the Company's fully-diluted capitalization was increased from 10,000,000 shares to 10,975,000 shares.

On June 21, 2024, the Company approved the grant of stock options to the Company's initial employees as follows:

(i) 1,777,950 shares of Class B Common Stock subject to the terms of the Plan, and

(ii) 1,377,500 shares of Class B Common Stock separate from the Plan.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.